FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2005.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and NTN to Establish Joint Venture in Thailand to Increase Fluid Dynamic Bearing Unit Production

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 26, 2005, in Kyoto, Japan

Nidec and NTN to Establish Joint Venture in Thailand to Increase Fluid Dynamic Bearing Unit Production

Nidec Corporation (“Nidec”) announced today its plan to establish a joint venture in Thailand with NTN Corporation (“NTN”）to step up the production of a fluid dynamic bearing unit (“FDB unit”), the core part of the hard-disk-drive (“HDD”) motor.

In a move to meet today’s fast-growing demand for HDD used in computers and consumer electronics, the world’s HDD makers are augmenting their manufacturing capacities in the southeast Asian countries, primarily in Thailand. Given the current development, the new joint venture, tentatively named NTN-NIDEC (THAILAND) CO. LTD., is undertaking the production of FDB units to facilitate Nidec’s HDD motor production in tandem with its China-based equivalence, NTN-Nidec (Zhejiang) Corporation. Currently, NTN-Nidec (Zhejiang) Corporation engages exclusively in manufacture of FDB units fitted into Nidec’s 3.5-inch HDD motors, using “sintered-alloy” metal parts supplied by NTN’s wholly-owned local subsidiary, NTN manufacturing (Thailand) Co. Ltd.

NTN-NIDEC (THAILAND) CO. LTD. will be established in the Eastern Seaboard Industrial Estate, Rayong, in November 2005, with a production launch scheduled for June 2006. It plans to increase output to 9-10M units per month in or after 2009, expanding the Thailand-China combined capacity up to 15-16M units per month.

Outline of the New Company:

(1) Company name:	NTN-NIDEC (THAILAND) CO. LTD. (Tentative)
(2) Description of business:	Manufacture and sale of FDB units for HDD motors
(3) Paid-in Capital:	1.5 billion yen (Planned)
(4) Controlling share:	60% by NTN, 40% by Nidec
(5) Location	The Eastern Seaboard Industrial Estate, Rayong, Thailand
(6) Foundation	November 2005 (Planned)
(7) Start of operation	June 2006 (Planned)
(8) Land space	21,350 square meters (Planned)
(9) Floor space	11,280 square meters (Planned)
(10) Total Investment	3 billion yen (Planned)
(11) Production plan	3 million units/month in 2006 6 million units/month by 2008
(12) Employees	1,300 (for output capacity of 6 million units/month)

About Fluid Dynamic Bearing (FDB) Unit

Quality characteristic: The FDB unit manufactured by NTN-NIDEC (THAILAND) CO. LTD. uses sintered-alloy metal parts, ensuring superb mass productivity and rotation accuracy, as well as long-term durability and low cost.

3.5-inch FDB units

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